December 5, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Lily Dang

RE:	ParcelPal Logistics Inc.
Form 20-F for the Fiscal Year ended December 31, 2021
Filed May 4, 2022
File No. 000-56191

Dear Ms. Dang:

Set forth below are the responses of ParcelPal Logistics Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2022, with respect to the Company’s report on Form 20-F, filed with the Commission on May 4, 2022 (the “Annual Report”).

Once the below remaining comments have been resolved, we will file through EDGAR a Form 20-F/A to incorporate, where applicable, any additional disclosures or responses deemed responsive in this regard.  For your convenience, each response below is prefaced by the text of the Staff’s corresponding comment in bold text.   All references to page numbers and captions correspond to the Staff’s letter of October 21st, unless otherwise indicated.

Form 20-F for the Fiscal Year ended December 31, 2021
Operating Results, page 23

1.          We note that the revisions proposed in response to prior comment 1 include disclosure as part of the risk factor Effect of international conflicts on supply chain and energy costs, including fuel costs for delivery fleet, that appear to reflect a material change.

For example, you indicate that in 2021, in connection with expanding operations and your customer base, you introduced new non-Amazon customer agreements that provided only partial reimbursement of the actual costs of vehicle fuel, which have in turn caused your vehicle fuel costs to rise significantly for this customer base, thereby increasing your cost of doing business and diminishing operating profits and margins.

Please further expand your disclosure under Operating Results in MD&A to quantify and discuss the vehicle fuel cost effects of these customer agreements on your 2021 results and in comparison to your 2020 results.

Response to Comment No. 1.

(i)          We note that reference in the relevant risk factor relating to an increase in higher fuel costs resulted in part from the Ukrainian/Russian conflict of 2022, not in prior year or reporting period.  Therefore, there is no effect on our prior year financials in relation to that conflict. For the sake of further clarity, however, we will revised the relevant Risk Factor disclosure to remove reference to our vehicle fuel costs rising “significantly”, since the percentage of gross revenue derived from non-amazon contracts in 2021 was only 10%, and the cost of the increase in fuel is not material in relation to the total revenue derived thereunder for the reporting period.  Should the rise in fuel costs relating to our non-amazon contract result in a material change to our financial results for 2022, we will quantify that in our annual report for this latest reporting year, as requested.

The relevant portion of the referenced Risk Factor shall be revised in the Amended 20-F as follows: “While the cost of fueling our Amazon delivery vehicles has largely become a nullity (in terms of the cost of revenue) as a result of the fuel cost coverage provided under our latest contract with Amazon in February 2021 (whereby Amazon provides fuel cards for the vehicles), we have expanded our operations and business customer base to include regions in the United States beginning in late 2021 ~~that do not involve Amazon~~.  Our ~~new~~ non-Amazon customer agreements currently provide only a partial reimbursement (or stipend) per gallon for vehicle fuel, which does not reflect the foregoing increases in these costs.  These combined issues have caused our vehicle fuel costs to rise ~~significantly~~ in relation to our non-Amazon customers and, therefore, increased the cost of doing business. We cannot predict where the price of vehicle fuel will go in the long term; however, ~~, but in the near and intermediate term,~~ such rising costs may ~~continue to~~ negatively impact our operating profits and costs of doing business, and may ~~thus~~ cause~~ing~~ a negative impact on our operating margins.”

2.          We understand from your response to prior comment 2, that your acquisitions of WeDoLaundry, UpMeals and Farmer’s Meal did not have material affects on your 2021 operating results, having generated collectively less than $50,000 in revenues. Please provide such clarifying details under this heading.

Please also expand your disclosure in Note 15 – Subsequent Events on page F-32, to include details about your October 5, 2021 letter of intent that were known prior to filing your initial report on May 4, 2022.

For example, provide a description of the business or assets to be acquired, the acquisition timeframe, and circumstances that led to changes in the purchase consideration and the plan to acquire assets rather than a business, to the extent known at that point in time.

Response to Comment No. 2.

(i)
In 2021, we were not materially affected by the WeDoLaundry, UpMeals and Farmer’s Meal signings, as the agreements are relatively small financially and collectively generated less than $50,000 in annual revenue in 2021 (or .0066);We will disclose that these contracts generated a small percentage of our revenue in the reporting period in the relevant section of page 51 of the 20-F

(ii)          With respect to the October 5, 2021 letter of intent referenced on page 19 concerning our plans to acquire a U.S. delivery service company, that transaction was completed in June 2022 via entry into an asset purchase agreement with Delta Express Delivery, Inc. whereby the Company, acquired a customer contract and related assets between Delta Express Delivery and FedEx Ground. The closing of this acquisition was announced via press release in June 2022, and also included in the Company’s quarterly financial report filed on August 29, 2022.  The Company shall update its page 19 disclosure of the Letter of Intent as follows:

“On October 5, 2021, we announced that we signed a “letter of intent” for an acquisition of another United States delivery service company. The total proposed purchase price is $1.35 million USD, consisting of 50% in shares of restricted common stock (the price per share to be set at the closing price of our common stock on the 2nd business day post-closing) and 50% in cash to be paid in tranches.  The purchase price was set at one times annual prior year’s revenue. The closure of the acquisition timeframe is dependent on customary closing conditions, including the completion of due diligence, as well as FedEx approving of the sale of the assets. We purchased only the regional asset described herein, as the seller’s company, which held multiple such assets, sites and contracts, was not offered for sale.”

Operating and Financial Review and Prospects, Liquidity and Capital Resources, page 27

3.          We note that disclosure revisions proposed in response to prior comment 3 indicate that at December 31, 2021, your March 12, 2021 three-tranche note to Tangiers carried a principal balance of $566,000. However, your revised disclosure for Note 12 indicates the outstanding balances of the second and third tranche were US$257,740 (CAD$326,763) and US$618,500 (CAD $812,091), respectively. Please resolve this apparent discrepancy.

Response to Comment No. 3.

The total amount of the March 12, 2021 three tranche note was US $1.05M. At December 31, 2021, the outstanding balances of the second and third tranche were US$257,740 (CAD$326,763) and US$365,733 (CAD $463,727), respectively.  We will revise the disclosure on page F-30 of the amended 20-F to reflect the balance as at December 31st and as of the date of the Annual Report filing of May 4, 2022 was USD$6,000.00.

Financial Statements
Note 12 - Convertible Promissory Note, page F-28

4.          We understand that the revisions proposed in response to prior comment 5 would accompany the roll-forward of derivative and loan balances that presently appears on page F-31. Please also include a table listing each of the notes having outstanding balances along with the outstanding balances, to show the composition of total debt.

Response to Comment No. 4.

See table below for notes outstanding at December 31, 2021.  The only outstanding convertible note as of the date of this correspondence (November 30, 2022) is the September 2021 note.  All other notes entered into between April 2020 and March 2021 have been converted in full and are no longer outstanding.

Date of Note	Principal amount outstanding at December 31, 2021
April 13, 2021	$257,740
May 27, 2021	$374,481
September 15, 2021	$776,844
November 23, 2021	$670,204

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (614) 395-7778 or Theodore J. Ghorra, Esq. of Rimon P.C. at (212) 515-9979.

Very truly yours,
PARCELPAL LOGISTICS INC.

By:	/s/ Rich Wheeless
Name:	Rich Wheeless
Title:	Chief Executive Officer

cc:	Karl Hiller (Branch Chief, SEC)
Theodore Ghorra, Esq. (Rimon P.C.)